UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A*

*Amendment No. 4 (Final Amendment)

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

2901382 05

(CUSIP Number)

Robert J. Dzielak

Expedia Asia Pacific – Alpha Limited

c/o Expedia, Inc.

333 108th Avenue, N.E.

Bellevue, Washington 98004

Telephone: (425) 679-3644

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Andrew J. Nussbaum

Ante Vucic

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

May 22, 2015

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Expedia Asia Pacific – Alpha Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) No I.R.S. Identification Number
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS: Expedia, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 91-1996083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Expedia, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-2705720
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Barry Diller I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, as previously amended, by (i) Expedia Asia Pacific – Alpha Limited, an exempted limited liability company organized under the laws of the Cayman Islands (“Expedia Asia Pacific”); (ii) Expedia, Inc., a Washington corporation (“Expedia Washington”); (iii) Expedia, Inc., a Delaware corporation (“Expedia Parent”); and (iv) Mr. Barry Diller, a citizen of the United States of America (“Diller”) (each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the ordinary shares of eLong, par value $0.01 per share (the “eLong Ordinary Shares”), an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”).

This Amendment amends and supplements the statement on Schedule 13D jointly filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2010 with respect to the Issuer, as amended and supplemented by Amendment No. 1 filed under Schedule 13D/A on May 18, 2011, Amendment No. 2 filed under Schedule 13D/A on November 18, 2011 and Amendment No. 3 filed under Schedule 13D/A on December 16, 2011 (collectively, the “Original Statement”), and is the final amendment to the Original Statement and an exit filing for the Reporting Persons. Unless specifically amended hereby, the disclosures set forth in the Original Statement remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Original Statement.

Prior to the transactions described in this Amendment, Expedia Asia Pacific was the record and beneficial owner of 17,290,943 eLong Ordinary Shares (the “Subject Shares”) and Expedia Asia Pacific was the record and beneficial owner of 28,550,704 High-Vote ordinary shares of eLong, par value $0.01 per share (the “High Vote eLong Ordinary Shares” and together with the Subject Shares, the “Transferred Shares”). The Transferred Shares collectively represented, immediately prior to the closing of the Transaction, approximately 81.9% of the voting power of all issued and outstanding shares of capital stock of the Issuer and approximately 62.4% of the total number of outstanding shares of capital stock of the Issuer. The High-Vote eLong Ordinary Shares are not reportable on this Amendment pursuant to Sections 13(d) and (g) under the Act.

On May 22, 2015, Expedia Parent and Expedia Asia Pacific entered into a Share Purchase Agreement (the “Purchase Agreement”) with Ctrip.com International, Ltd., a Cayman Islands exempted company (“Ctrip”), C-Travel International Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Ctrip (“Ctrip Purchaser”), Luxuriant Holdings Limited, a Cayman Islands exempted company (“Stone Purchaser”), Keystone Lodging Holdings Limited, a Cayman Islands exempted company (“Silver Purchaser I”), and Plateno Group Limited, a Cayman Islands exempted company (“Silver Purchaser II,” collectively with Crip Purchaser, Stone Purchaser and Silver Purchaser I, the “Purchasers”). Pursuant to the Purchase Agreement, on May 22, 2015, each Purchaser purchased from Expedia Asia Pacific a portion of the Subject Shares and a portion of the High Vote eLong Ordinary Shares owned by Expedia Asia Pacific for aggregate cash consideration as follows (the “Transaction”):

•	Ctrip Purchaser: 10,074,352 Subject Shares and 16,634,711 High Vote eLong Ordinary Shares for aggregate cash consideration of $390,879,680

•	Stone Purchaser: 1,030,942 Subject Shares and 1,702,285 High Vote eLong Ordinary Shares for aggregate cash consideration of $40,000,000

•	Silver Purchaser I: 3,608,295 Subject Shares and 5,957,996 High Vote eLong Ordinary Shares for aggregate cash consideration of $140,000,000

•	Silver Purchaser II: 2,577,354 Subject Shares and 4,255,712 High Vote eLong Ordinary Shares for aggregate cash consideration of $100,000,000

The closing of the Transaction occurred simultaneously with the execution of the Purchase Agreement. Following the closing of the Transaction and as of the date hereof, the Reporting Persons do not beneficially own any eLong Ordinary Shares or other securities of the Issuer.

Six members of the Board of Directors of eLong who are current or former employees of Expedia Parent or Expedia Washington resigned from the Board of Directors of eLong on May 22, 2015.

The press release issued by Expedia Parent in connection with the completion of the Transaction is attached as Exhibit 99.1 to this Statement on Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4. Purpose of Transaction

Not applicable.

ITEM 5. Interest in Securities of the Issuer

Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated May 28, 2010 among the Reporting Persons.

2	Stock Purchase Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited.

3	Securities Pledge Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited.

4	Securities Escrow Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang, Expedia Asia Pacific – Alpha Limited and CSC Trust Company of Delaware.

5	Stock Purchase Agreement dated as of May 28, 2010, among Sandgrain Securities Inc., Lawrence Auriana and Expedia Asia Pacific – Alpha Limited.

6	Stock Purchase Agreement dated as of May 28, 2010, among Ira S. Nordlicht, Helen S. Scott and Expedia Asia Pacific – Alpha Limited

7	Share Purchase Agreement dated as of May 16, 2011 between eLong, Inc. and Expedia Asia Pacific – Alpha Limited.

8	Investor Rights Agreement dated as of May 16, 2011 among eLong, Inc., TCH Sapphire Limited and Expedia Asia Pacific – Alpha Limited.

Exhibit	Description

9	Stock Purchase Agreement dated as of November 17, 2011 by and between Renren Inc. and Expedia Asia Pacific – Alpha Limited.

10	Stock Purchase Agreement dated as of December 15, 2011 by and between T. Rowe Price Associates, Inc., Investment Adviser, for and on behalf of certain of its advisory clients and Expedia Asia Pacific – Alpha Limited.

11*	Share Purchase Agreement dated as of May 22, 2015, by and among Expedia, Inc., Expedia Asia Pacific – Alpha Limited, Ctrip.com International, Ltd., C-Travel International Limited, Keystone Lodging Holdings, and Plateno Group Limited.

99.1*	Press release issued by Expedia, Inc. on May 22, 2015.

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: May 22, 2015

EXPEDIA ASIA PACIFIC – ALPHA LIMITED

By:	/s/ MARK D. OKERSTROM
	Name:	Mark D. Okerstrom
	Title:	Director

EXPEDIA, INC. (WASHINGTON)

By:	/s/ MARK D. OKERSTROM
	Name:	Mark D. Okerstrom
	Title:	Chief Financial Officer and Executive Vice President of Operations

EXPEDIA, INC. (DELAWARE)

By:	/s/ MARK D. OKERSTROM
	Name:	Mark D. Okerstrom
	Title:	Chief Financial Officer and Executive Vice President of Operations

/s/ BARRY DILLER
BARRY DILLER